CCUR HOLDINGS, INC.

February 24, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:      Christina Chalk, Senior Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Re:                       CCUR Holdings, Inc.

PRE 14C filed December 23, 2020

File No. 1-37706

Schedule 13E-3 filed December 28, 2020

Filed by JDS1, LLC et al.

File No. 5-36889

Ladies and Gentlemen:

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated January 7, 2021 (the “Comment Letter”) relating to the preliminary information statement on Schedule 14C filed on December 23, 2020 (the “PRE 14C”) by CCUR Holdings, Inc. (the “Company”) and the Schedule 13E-3 filed on December 28, 2020 (the “Schedule 13E-3”). The numbers of the responses in this letter correspond to the numbers of the staff’s comments as set forth in the Comment Letter.

Schedule 14C filed December 23, 2020 - General

1.	In addition to JDS1, Inc., you have included other Company affiliates as individual filing persons on the Schedule 13E-3. All of the disclosure required by the Schedule must be provided as to each filing person. For example, the individual directors listed as filers must provide the fairness determination required by Schedule 13E-3, or adopt the analysis and conclusion of another filing person.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the PRE 14C to provide that each of the filing persons on the Schedule 13E-3 have adopted the analysis and conclusion of the Company.

Summary Term Sheet – Interests of the Company’s Directors, Executive Officers and Affiliates in the Reverse Stock Split, page 7

2.	Here or in a separate section of the Summary Term Sheet, identify the Consenting Stockholders who own 52% of the Company’s outstanding common shares and provided consents to effect the Reverse Stock Split without the approval of shareholders.

CCUR Holdings, Inc. | 6470 East Johns Crossing | Ste 490 | Duluth, GA 30097

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the PRE 14C to identify each stockholder who provided written consent to effect the reverse stock split.

3.	In the first bullet point in this subsection, include the percentage ownership stakes held by the respective affiliates listed, and provide their before and after ownership interests after the Reverse Stock Split. In addition, revise to specifically note that the collective ownership of the parties engaged in this going private transaction will go from a minority to a majority of the outstanding shares in CCUR Holdings.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the PRE 14C to disclose the percentage ownership held by the respective affiliates listed, and provide their beneficial ownership interests before and after the reverse stock split. In addition, the Company has specifically noted that the collective ownership of the parties engaged in this going private transaction will go from a minority to a majority ownership in the Company’s common stock.

4.	Detail the business relationship between JDS1, Inc. and the Company described on page 40 of the information statement.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in this section to provide details regarding the business relationship between it and JDS1, Inc. as described later on in the PRE 14C.

Reports, Opinions and Appraisals, page 7

5.	File the ValueScope, Inc. report dated December 21, 2020, along with any other written materials, such as “board books” or slides, provided by ValueScope to the Company or any of the filing persons. See Item 1016 of Regulation M-A. Please allow sufficient time for staff review after filing.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the PRE 14C to include the updated report issued by ValueScope, Inc. The Company hereby confirms that no other written materials were provided to the Company by ValueScope.

Special Factors – Background of the Reverse Stock Split, page 15

6.	In the last paragraph of this section on page 17, expand the disclosure to address the events leading up to the Company obtaining consents from the holders of 52.0% of the Company’s outstanding common stock. See our comment above asking you to identify the stockholder(s) from whom such consents were received. This section should explain any role of such stockholders in formulating the plan to take the Company private or in planning and structuring the Reverse Stock Split.

CCUR Holdings, Inc. | 6470 East Johns Crossing | Ste 490 | Duluth, GA 30097

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the PRE 14C to provide additional disclosure regarding the circumstances surrounding the Company obtaining consents to approve the reverse stock split.

Reasons for the Reverse Stock Split, page 17

7.	State the reasons for the timing of the Reverse Stock Split. We note that the reasons that it is being undertaken, such as the costs of being a public company, have existed for some time.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the PRE 14C to provide additional context to explain why it decided to move forward with the reverse stock split at this time.

Factors Considered by the Board and Company Affiliates as to the Fairness of the Reverse Stock Split, page 18

8.	Refer to the paragraph after the bullet points on page 19 where you state that the Board concluded that the valuation in the ValueScope report was the most appropriate valuation for the common shares. Revise to note whether JDS1 also made the same determination. In addition, as to both parties, expand to explain the reasons for this determination, in light of the other valuation metrics considered and listed on page 19.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the PRE 14C to note that JDS1 made the same determination. As noted in the PRE 14C, the valuation methods used were current and historical market prices of the Company’s Common Stock, as well as the ValueScope opinion. There are other valuation methods listed that were not considered, because such information was not available to, or did not apply to, the Company. Based on recent events, the Company decided to go with the value from the most recent ValueScope report.

9.	Discuss how the Company and other filing persons considered the high bid prices for the common shares for the first two quarters of fiscal 2021 in assessing fairness which are significantly higher than the price per share being paid in the Reverse Stock Split.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company does not believe that the high bid prices for the Company’s common stock have any bearing in assessing fairness being paid in the reverse stock split. As the Company has noted in its public filings, there has been a limited trading market for the Company’s common stock for a long time. From the Company’s risk factors, in its most recently filed Annual Report on Form 10-K, “Trading in stock quoted on the OTCQB market is often thin and characterized by wide fluctuations in trading prices due to many factors that may have little to do with our operations or business prospects.” Neither the high nor low prices in a quarterly period are a fair assessment of the value of the common stock, whereas volume-weighted average price over a longer trading period can provide more accurate determination of what investors are willing to pay for the stock, including the highest and lowest prices. The Company does not believe that disclosure of such process thinking at such a granular level is necessary to be disclosed in the PRE 14C.

CCUR Holdings, Inc. | 6470 East Johns Crossing | Ste 490 | Duluth, GA 30097

Position of the Company Regarding the Fairness of the Reverse Stock Split, page 22

10.	This section addresses only the Company’s opinion as to substantive fairness, but not the opinion of JDS1, Inc., although that entity’s opinion as to procedural safeguards appears in the last paragraph in this section. As a filer on the Schedule 13E-3, JDS1 must express an opinion as to the fairness of the Reverse Stock Split on unaffiliated shareholders.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the PRE 14C to disclose the opinion of JDSI as to the fairness of the reverse stock split.

Reports, Opinions and Appraisals, page 24

11.	The bullet points on page 24 reference information about the prospects of the Company going forward that was provided to ValueScope by the Company. To the extent it received non-public projections used in its analysis of fairness, the projections must be included in the information statement. Please revise or advise.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that ValueScope was not provided any non-public projections or information.

12.	Refer to page 25. Clarify what “observations” ValueScope used to arrive at the $3.06 price per share. We note that the chart on page 25 includes more than three price points.

Response:

The Company respectfully acknowledges the Staff’s comment. As a result of the updated report from ValueScope, this comment is no longer applicable.

13.	In the first paragraph after the chart on page 25, identify the publicly-traded companies to which ValueScope compared the Company and explain why they were chosen.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the PRE 14C to disclose the publicly-traded companies that ValueScope used in its comparison. As previously noted in the PRE 14C, the comparable companies were chosen because they operate in the same industry with similar revenues.

CCUR Holdings, Inc. | 6470 East Johns Crossing | Ste 490 | Duluth, GA 30097

14.	Refer to the last sentence on page 25. Explain how, given the valuation metrics detailed in this section, ValueScope arrived at the $3.06 per share valuation.

Response:

The Company respectfully acknowledges the Staff’s comment. ValueScope arrived at its conclusion primarily through the analysis of the trading history (whereby ValueScope determined the recent volume weighted average price was $2.86 per share), with secondary support from observing historical price to book ratios of guideline companies in comparison to the Company during the period June 30, 2020 to February 12, 2021 (the $2.86 per share value was a 0.46x price to book ratio, whereas the comparable public companies identified by ValueScope all reported a price to book ratio less than 0.35x, which would suggest, based solely on a price to book ratio, that a fair value per share would be less than the fair value determined through an analysis of the trading history).  The modified NAV approach (whereby ValueScope’s calculated a fair value of $2.85 per share) received tertiary consideration.

Effects of the Reverse Stock Split on Unaffiliated Stockholders Who Hold Fewer than 3,000 Shares of the Company’s Common Stock in a Single Account, page 26

15.	In an appropriate part of the information statement, explain whether it will matter for purposes of treatment in the Reverse Stock Split whether a shareholder holds in record or street name. That is, where a shareholder is a beneficial owner but holds shares through a financial intermediary such as a broker, and that intermediary owns other shares in the Company on behalf of other clients, explain how this will effect that shareholder’s treatment in the Reverse Stock Split.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the PRE 14C to further clarify the treatment of stockholders holding shares in record and street name.

Conduct of the Company’s Business and Operations After the Reverse Stock Split, page 28

16.	In the second paragraph after the chart on page 25, you state that the Company advised ValueScope that it “ultimately plans to convert its marketable investments into capital for a new business venture.” Please revise to describe this contemplated new business venture and when the Company intends to pursue it.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the PRE 14C to include information about the future business plans, which the Company also discloses under the section “Information Concerning the Company”.

Management Agreement, page 40

17.	See our comment above. The information disclosed here regarding the financial relationship between JDS1 and the Company should be disclosed earlier in the information statement, where you discuss the interests of engaged affiliates not shared by other shareholders.

CCUR Holdings, Inc. | 6470 East Johns Crossing | Ste 490 | Duluth, GA 30097

Response:

The Company respectfully acknowledges the Staff’s comment. As noted in the response to comment 4 above, the PRE 14C has been revised to include in the earlier disclosure the financial relationship between JDS1 and the Company.

We trust that the foregoing appropriately addresses the issues raised by your recent Comment Letter. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ IGOR VOLSHTEYN
Igor Volshteyn
President and Chief Operating Officer

Cc:  Gregory Sichenzia, Esq.

James M. Turner, Esq.

CCUR Holdings, Inc. | 6470 East Johns Crossing | Ste 490 | Duluth, GA 30097